EXHIBIT   2.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2005

Minco Mining & Metals Corporation

This management’s discussion and analysis (“MD&A”), dated March 16, 2006 should be read in conjunction with the accompanying audited consolidated financial statements and the notes thereto for the year ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (“Minco Mining”, referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with leading mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

•

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”) and its interests in the Lognan projects, incorporated in The Peoples

Republic of China; Minco Base Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

•

Controlling interests – 55.6% controlling interest in Minco Silver Corporation (“Minco Silver”) and its interest in the Fuwan property. Minco Mining is currently in the process of a proposed distribution of 6.5 million of its shares held in Minco Silver to its shareholders. After the distribution, Minco Mining’s interest in Minco Silver will be reduced to approximately 29.77%.

•

Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

(i)

up to 51% of a joint venture company to be formed and known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”) - holding company for the Changkeng Gold project;

(ii)

up to 80% of a joint venture company formed and known as  Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the Yangshan (Anba) Gold project and White Silver Mountain project;

(iii)

up to 75% of a joint venture company to be formed and known as Gansu Minco Mining Co., Ltd. (the “Gansu JV”) - holding company for Minco-Qinqi project (formerly West Extension of Yangshan);

(iv)

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

(v)

up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2004 average	6.382	0.770
December 31, 2004	6.880	0.830
2005 average	6.776	0.826
December 31, 2005	6.927	0.858

Company’s Operations

The following is a discussion of the properties and projects that Minco Mining holds directly and through its subsidiaries.

Minco Mining

Changkeng Gold Project

On September 28, 2004, Minco Mining signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Mining and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.7 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Mining must contribute 51 million RMB (approximately $7.4 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the issuance of the Changkeng exploration permit.  The remaining 67 million RMB commited by the partners to the Jinli JV will be used for project exploration and feasibility studies on the mine property.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

The original Changkeng exploration permit, which expired in September 2004, has been renewed and is presently held by the No. 757 Exploration Team.  Minco Mining is presently waiting for completion of the approval process in relation to the registration of Jinli JV, so that the exploration permit can be transferred to the Jinli JV. As this may take several months, Phase-I drilling program at Changkeng only meets the minimum expenditure required by the Chinese Government in order to maintain the validity of the exploration license.

At this stage exploration is limited to: two infill holes on Lines 1 and 8 with a total footage of 445m.The general purpose to drill the two holes are to test the continuity of the major gold mineralization zone. The two holes will also be kept for long-term hydrological observation.  $90,000 was spent on exploration during 2005.

Systematic infill drilling and relevant engineering study will be carried out after the exploration license is transferred to Jinli JV.

Subsequent to the year end, on February 10, 2006, Minco Mining began two drill holes, ZK0103 and ZK0807 which forms part of the Phase-I drilling program.

Yangshan (Anba) Gold Project

The Keyin JV signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field.  The joint venture company to be formed is referred to as the “YGM JV”. The Keyin JV has the right to earn up to 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred to the YGM JV once the definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained. The YGM JV has applied for a business license.

In April 2004, the board of directors of Keyin JV agreed to pay 3 million RMB (approximately $440,000) to a company engaged to prepare the transfer of the exploration permit to YGM JV. The Company advanced RMB 2 million (approximately $295,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a provision for doubtful accounts, which is considered part of the exploration cost of the project.  Should these funds or any parts thereof be collected in the future, the amount will be recorded as exploration costs recovery.

The Company does not plan to undertake any exploration until the exploration permit has been transferred to the YGM JV.

Minco-Qinqi Project (formerly West Extension of Yangshan)

Minco Mining signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. to form the Gansu JV for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan

•

Hongyangou

•

Guojiagou

The total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Mining (approximately $1.1 million).

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Gansu Qinqi Mining Co. Ltd., the Gansu JV may start the title transfer from Gansu Qinqi Mining Co. Ltd. to Ganzu JV. At that point, the Company will proceed with the exploration program.

At Goujiagou, a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometres long and 400 to 1,000 metres wide, based on a 40 ppb gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold.  Follow-up trenching to test the soil anomaly encountered values of 1 to 6 g/t gold within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

Only $207,699 in exploration costs were spent in 2005 as the transfer of exploration permits has not been completed.

Gobi Gold Project

Minco Mining has earned a 57% interest in the Damo JV by spending approximately $1.48 million up to December 31, 2005, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

Site visit, geological review and compilation of previous exploration data have been completed and an exploration proposal prepared.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed.

2)

4 million RMB (approximately $588,000) on or before March 22, 2006 of which $392,918 had been advanced as of the date of MD&A.

3)

6 million RMB (approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC Gold project has all permits necessary to pursue exploration on this property.

Pursuant to the terms of the agreement on the BYC Gold project, Minco Mining received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate fair value of these shares at the date of issue of $158,000 has been recorded as an exploration cost recovery.

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.

A diamond drill program consisting of 1,500 metres will be initiated in the fourth quarter of 2005.  This program will test new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.

On April 7, 2005, Inner Mongolia Huayu Minco Mining Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

In the field programs at BYC Gold project area in 2004 and early 2005, a structure-controlled mineralization zone was defined within the Dongwufenzi permit at the northern part of the BYC Gold project area. The mineralization zone is about 2km along strike and characterised with intersections of 1-5 g/t gold zones in numberous trenches and widespread artisanal mining pits along the zone.

A test drilling program with six holes was carried out in 2004 at the west end of the zone where the largest mining pit is located. Uncontinuous structure-controlled gold mineralization zones were intersected in five holes. Two high-grade zone of 73g/t gold over 1.5 meters and 38g/t over 1.7 meters were intersected beneath the largest artisanal pit in DH6.

Surface sampling over the artisanal mining pits at the east section of the mineralization zone was conducted by Minco geologists in May and June of 2005, and it is found that the mineralization zone at surface is generally from 2 to 6 meters in width and with grade from 1.2 to 4.98g/t gold. Results of pit sampling by Minco geologists are comparable with the previous trenching results provided by the Chinese partner.

A diamond drill program consisting of 1323 metres was initiated in the fourth quarter of 2005 and four diamond holes were drilled.  This program was designed to test new areas of mineralization exposed by illegal mining activity to the northeast strike extension from the major artisanal pit.  In the four holes drilled in 2005, four of them intersected the 100m-wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone. Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone is from 1.4 to 4.7m in width and contains 1 to 10.46g/t gold. It is confirmed that the gold mineralization within the shear zone extended at least for more than 2000 meters along strike at both surface and depth.

Infill and stepout drilling has been proposed for 2006 to follow up the high-grade zone and to define the ore zones intersected by drill holes along the northeast extension.

Minco China

Gansu Longnan Properties

Minco Mining’s wholly-owned subsidiary, Minco China, presently holds thirteen exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

(1)

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

(2)

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

(3)

Xicheng East: including three exploration permits to the east extension of the fdamous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3036 stream sediment samples from active drainages at a density of approximately 3-4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these anomalies, 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan and Yejiaba permits. Exploration programs in 2006 will be focused in following up these most significant anomalies by infill sampling, sketch mapping, and trenching. It is expect that several drilling targets will be generated by the end of 2006. Reconnaissance investigation over the semi-regional geochemical anomalies will be initiated in late March 2006.

Minco Silver Corporation

Corporate Overview

In 2004, Minco Mining and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China. Minco Silver and Silver Standard have two common directors.

Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 (which includes the $2,000,000 referred to above) to Minco Silver in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in

Guangdong Province, China.  Minco Silver’s objective is to explore and develop the Fuwan Property with a view to commencing commercial mining operations on the property. Minco Silver will also be seeking to identify new silver projects in China for possible exploration and development by way of joint ventures or other forms.

In November 2004, Minco Silver completed a non-brokered private placement of 6,000,000 special warrants at a price of $0.50 each for gross proceeds of $3 million. In May 2005, Minco Silver closed a private placement of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000. A total of 1,876,000 special warrants were sold on a brokered basis through Minco Silver’s agent and the remaining 2,400,000 special warrants were sold by Minco Silver on a non-brokered basis. Included in the non-brokered portion was a subscription by Silver Standard for 960,000 special warrants for aggregate proceeds of $1,200,000. Minco Silver paid a cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000, and legal and other costs of $46,608.

Each special warrant entitled the holder to be issued one common share of Minco Silver during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants.

The May 2005 special warrant offering was the first part of a combined special warrant offering and initial public offering. Regulatory approval of a prospectus, received in November 2005, qualified the conversion of the special warrants into common shares. Following conversion of the special warrants and closing of the initial public offering, Minco Silver had 25,196,000 common shares issued and outstanding, of which Minco Mining owned 55.6%, Silver Standard owned 19.7% and public shareholders owned 24.7%.

On December 1, 2005, Minco Silver received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005. Minco Silver’s trading symbol is “MSV”. Minco Silver also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

At December 31, 2005, Minco Silver had approximately $6.7 million in working capital, which will be used for: i) funding exploration and development activities of the Fuwan silver project and its other properties; ii) acquisition of additional China silver dominant mineral properties; and iii) general corporate purposes.

An updated NI 43-101 report has been prepared on the Fuwan Silver project, Minco Silver’s principal asset.

Within the next twelve months, Minco Mining aims to distribute 6,500,000 of its Minco Silver shares to the shareholders of Minco Mining. This will reduce Minco Mining’s interest in Minco Silver from 55.6% to 29.7%.

Fuwan Silver Properties

On April 16, 2004, Minco Mining entered into a preliminary joint venture agreement with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The Silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to Minco Silver in exchange for 14,000,000 common shares:

(a)

 The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

 A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Mining was the sole shareholder of Minco Silver and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs.  Minco Silver’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit.

On September 28, 2004, Minco Silver signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provides for Minco Silver and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and Minco Silver has been providing all of the funding to explore and develop the Fuwan Property.  Subsequent to the balance sheet date on January 10, 2006, Minco Silver and GGEDC agreed that the joint venture will no longer be pursued and Minco Silver should assume 100% interest in the Fuwan Property.  Accordingly, Minco Silver has accounted for its 100% interest in the Fuwan Property.

(1)

Fuwan Silver Project:

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.5 million (10,330,000 RMB).  The appraised value has been affirmed by the Ministry of Land and Resources, China, and Minco Silver is obligated to pay the amount in three installments within 24 months of the transfer of the Fuwan

Exploration Permit.  On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco China.  As of December 31, 2005, Minco Silver paid a total of approximately $600,000 (4,132,000 RMB), representing 100% of the first installment payable for the Fuwan Exploration Permit.

Minco Silver completed two verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team. Drilling was supervised by Minco China’s staff, and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

(2)

 Guanhuatang, Luoke-Jilinggang and Guyegang-Sanyatang Properties

On April 7, 2005, Minco China, on behalf of Minco Silver, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

Technical Report

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by Minco Silver to prepare an independent technical report on the Fuwan Property.  This report was commissioned to take into account the addition of three exploration permits and acquisition of additional data since the filing of a National Instrument 43-101 (“NI 43-101”) technical report in November 2004. The purpose of the current NI 43-101 technical report is to:

•

take into consideration recently completed drilling by Minco Silver;

•

estimate silver resources that reflect Minco Silver’s current exploration permit holdings;

•

estimate silver resources on the Changkeng license, which has a different ownership structure than the Fuwan licenses; and

•

estimate silver resources using techniques that conform to the requirements of NI 43-101.

A resource estimate was prepared on the silver portion of the deposit, which includes gold, lead and zinc credits and is reported as an Inferred Resource of 20,376,000 tonnes at 181g/t (grams per tonne) silver, 0.34g/t gold, 0.20% lead and 0.65% zinc. The resource estimate is undiluted and uses a cut-off grade of 75 g/t silver. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves.

Minco China has applied for an exploration permit (the “Daginggang Application”) on the area in August 2005 and is currently in the approval process with the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver deposit, is adjacent to the Fuwan and Changkeng permit areas.  The additional resource potential was calculated for the Daginggang Application.  Utilizing a 75 g/t silver cut-off grade, the resource potential for this area is estimated as 2.1 million tonnes at 171 g/t silver, 0.59 g/t gold, 0.32% lead and 0.65% zinc. According to NI 43-101, this additional resource potential cannot be included in the Fuwan Resource Estimate. Once the exploration permit is granted to Minco China, this resource will be added to the Fuwan Resource Estimate.  Please refer to this report filed on SEDAR at www.sedar.com for a complete explanation of results.

A nine hole, 2,500 metre drilling program was initiated on December 9, 2005 using three drilling rigs.  A total of 845 metres had been completed by December 31, 2005.  Two holes have been completed and two are in progress.  The purpose of the drilling is to test along strike and down dip extensions of the deposit.

A total of 2000 metres had been completed by March 10, 2006.  Seven holes have been completed and two are in progress.  Silver mineralization has been observed in six of the seven completed holes. It is confirmed that the silver mineralization continues to extend along strike and dip directions.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Mining’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Mining has a 63% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and therefore incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Mining can earn up to an 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million).

At this stage, the lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit has been returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground. The Company plans to complete approximately 300 meters of underground access drifting and three underground diamond drill stations in 2006.

Selected Annual Information

Selected annual financial data for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Interest and sundry income	$475,575	$318,424	$85,278
Net loss
• as originally disclosed	$(1,013,541)	$(2,971,662)	$(1,769,195)
• as restated (Note)	$(1,013,541)	$(861,662)	$(1,769,195)
Net loss per share – basic and diluted
• as originally disclosed	$(0.03)	$(0.10)	$(0.08)
• as restated (Note)	$(0.03)	$(0.03)	$(0.10)
Total assets	$18,643,798	$13,025,691	$6,982,050
Total long-term financial liabilities	$ 460,000	$ -	$ -
Cash dividends declared	$ -	$ -	$ -

Note - Management has determined that, in 2004, the Company should have recorded the effect of a change in the non-controlling interest of its investment in Minco Silver as a dilution gain. The issue of special warrants by Minco Silver Corporation reduced the Company’s ownership percentage from 100% to 70%, while the value of its investment increased by $2,110,000.

Management has further determined that, in 2003 and 2004, escrow performance shares should have been excluded from the weighted average number of shares outstanding for purposes of determining basic earnings per share.

The Company has restated its financial statements as at December 31, 2004 and the earnings per share calculations for the years ended December 31, 2004 and 2003, to correct these errors.

In 2005, the Company’s activities focused on the exploration programs of the Fuwan silver project and the Minco-Qinqi three gold properties, which was formerly called West Extension of Yangshan. In 2005, the Company spent $207,699 on the Minco-Qinqi project.

In 2005, the Company spent $1,084,354 on the Fuwan Property, including the payment of $819,594 for the exploration permits for Fuwan silver project and three new silver properties as follows:

Payments in respect of of Guanhuatang, Luoke-Jilinggang and Guyegang-Sanyatang exploration permit	219,594
Payments in respect of Fuwan exploration permit	600,000
$ 819,594

As of December 31, 2005, Minco Silver also accrued the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $920,000 (RMB6,198,000) payable in two equal instalments in 2006 and 2007.

In 2004, the Company’s activities focused on the exploration programs of the three gold properties on the Yangshan West Extension as well as Yangshan Anba and Changkeng. In 2004, the Company spent $213,797 on the Yangshan West Extension properties; $380,800 on the Changkeng property and $110,235 on the Yangshan Anba properties.

In 2003, the Company focused on a phase two drilling program for the Gobi gold property in Inner Mongolia. In 2002, the Company’s activities focused on exploration of the Gobi gold project in Inner Mongolia and the White Silver Mountain project in Gansu Province.

The increase in the Company’s total assets in 2004 and 2005 is principally due to funds generated from the sale of securities and largely represents cash and short term investments held to fund future operations.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars. For comparison, the Company's results of operations for the year from 2005 to 2004 are included.

Exploration Costs

For the year 2005, gross exploration costs totaled $3,069,000 compared to $1,258,000 in 2004. Over the 12 month period, ended December 31, 2005, the Company expensed $2,731,000 (2004: $778,000) and recovered $338,000 (2004: $480,000).

	2005	2004	2003
Gansu
• White Silver Mountain	$64,210	$11,241	$36,994
• Yangshan, Anba	319,226	110,235	43,811
• Minco-Qinqi (formerly Western Extension of Yangshan)	207,699	213,797	-
• Longnan	81,169	-	-
Inner Mongolia
• Gobi Gold	15,382	96,607	216,806
• BYC	286,918	358,362	52,224
Guangdong
• Chengkeng	89,884	380,800	-
• Fuwan	2,004,354	86,938	-
Gross exploration costs	3,068,842	1,257,980	349,835
Exploration cost recoveries	(337,674)	(480,362)	(40,977)
Expensed exploration costs	$2,731,168	$777,618	$308,858

The most significant changes in 2005 are: expenditures increased on the Fuwan silver project relating to the acquisition costs for the Fuwan exploration permits and exploration programs; expenditures decreased on the Changkeng property as the Company is not undertaking further work until the exploration permit is transferred from the No. 757 Exploration Team.

(a)

Pursuant to the Consignment Contract with No. 2 Geological Exploration Institute, the exploration program on Minco-Qinqi (formerly Yangshang West Extension) has finished. $107,000 was spent on the drilling and geology on this project, and $100,000 was paid for the consulting fees and miscellaneous expenses in the period ended December 31, 2005.

(b)

As described above, the Company has an agreement with New Cantech under which New Cantech funds exploration activities on the BYC Gold project. In the year ended December 31, 2005, direct costs and management fees relating to the BYC Gold project totalled $287,000, (2004: 358,000; 2003: $41,000) which was reimbursed by New Cantech. The Company recognizes the recovery of expenses when received.

Pursuant to the terms of the agreement on the BYC Gold project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

(c)

In 2005, the Company recorded a provision of 2 million RMB (approximately $295,000) into exploration costs for the funds originally advanced to a company engaged to prepare the transferring of the Yangshan (Anba) exploration permit as disclosed above.

(d)

In 2005, the Company transferred a small portion of the Longnan exploration permits to a third party with the compensation of RMB 100,000 (approximately $15,000) recorded as exploration recovery.

(e)

In 2005, Minco Silver paid 1.5 million RMB ($220,000) to No. 757 Geo-Exploration Team for the three silver licenses acquired on April 7, 2005 on behalf of Minco Silver.

1)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008);

2)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008); and

3)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008)

(f)

In 2005, Minco Silver paid 3,031,000 RMB (approximately $446,000) to No. 757 Geo-Exploration Team, representing 70% share of the first payment of the Fuwan exploration permit.

To earn a greater interest in the Fuwan silver project, Minco Silver paid an additional 1,101,000 RMB (approximately $154,000) to No. 757 Geo-Exploration Team in 2005, representing the 30% share of the first installment of the Fuwan exploration permit. As of December 31, 2005, Minco Silver had paid 4,132,000 RMB (approximately $600,000) in total, representing 100% of the first installment of Fuwan exploration permit.

Minco Silver also accrued the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $920,000 (RMB6,198,000) payable in two equal instalments in 2006 and 2007.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended December 31, 2005, the Company spent a total of $2,858,000 on administrative expenses compared to $2,468,000 in 2004. Minco Mining and Minco Silver share its Vancouver and China offices. Minco Mining allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

In 2004, Minco Silver only included three months of operations. In 2005, many expenses such as office and management, rent and telephone increased due to the longer operating period for Minco Silver in fiscal 2005. Changes in other significant expenses were:

•

Professional fees (accounting, audit and legal fees) for the year ended December 31, 2005 were $337,000, as compared to $101,000 in 2004. The increase largely results from 2005 being the first full fiscal year for Minco Silver and was also due to the services provided in relation to the listing of the common shares of Minco Silver.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended December 31, 2005 were $700,000, compared to $556,000 in 2004. The increase is a result of 2005 being Minco Silver’s first full year of operations. In addition, the Company recruited several senior level employees in Canada (including a vice president exploration and an investor relations manager) and in China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in China.

•

The Company spent $181,000 on regulatory and filing in 2005 compared to $62,000 in 2004. The increase was mainly due to the additional filing costs incurred in relation to Minco Silver amounting to $77,000.

•

In advance of Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Mining and Minco Silver. As a result, the Company incurred investor relations expense of $343,000 in fiscal 2005 compared to $294,000 in 2004. The increase is mainly due to more investor relations activities and increased investor awareness programs. During 2005, the Company retained the services of three investor relations groups: AGORA Investor Relations Corp., Boardmarker Consultancy Group, and O&M Partners LLC.

•

In 2005, the Company spent $331,000 on property investigation, compared to $174,000 in 2004; the increase reflects the initiatives to investigate and evaluate additional gold and silver properties.

•

For the year ended December 31, 2005, the Company incurred a foreign exchange loss of $10,000 as a result of a decrease in the Canadian dollar value of its RMB-denominated net assets, as compared to a loss of $326,000 in 2004.

•

Minco Mining recorded $323,000 of stock based compensation expense in 2005 compared to $506,000 in 2004. The change reflected lower vesting of stock options in the current year.  In 2005, Minco Silver granted 2,740,000 stock options to its directors, officers, employees and consultants with $1.25 per unit. Minco Silver recorded $51,000 of stock based compensation expense in connection with this grant (2004: nil).

Dilution Gain

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005 and the IPO in December 2005, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7% and 55.6%, respectively.

In 2005, the Company recorded a dilution gain of $2,953,000 as the change in the non-controlling interest of its investment in Minco Silver, and $2,110,000 dilution gain in 2004.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In 2005, interest and sundry income was $476,000 compared to $318,000 in 2004. The 2005 increase was mainly due to the increased investments resulting in higher interest revenue; interest income increased to $389,000 in 2005 from $202,000 in 2004.

Non controlling interest

The Company’s non-controlling interest in the loss of Minco Silver in 2005 amounted to $1,182,000, which increased from $13,000 in 2004. This was due to the increase in outside share holders in Minco Silver from 30% to 44.4% following the initial public offering (“IPO”) in December 2005 and increased Minco Silver costs in 2005.

Financial Position

Since the Company’s last year end on December 31, 2004, the Company’s total assets have increased from $13,026,000 to $18,644,000 at December 31, 2005. The bulk of the increase is represented by short-term investments (which increased by $5,351,000).The increase in total assets results from the investment received into Minco Mining and Minco Silver as a result of financing and the exercise of warrants and options. Share capital (primarily from the issuance of common shares) increased by $3,497,000 from $24,690,000 in 2004 to $28,187,000 in 2005, offset by the Company’s $1,014,000 loss in 2005.

Fourth Quarter

In the fourth quarter of 2005, the payment made for the exploration permits was $600,000, compared to $220,000 in the third quarter of 2005 (2004: $nil). In the fourth quarter of 2005, the Company also recorded the remaining two exploration permit installments, approximately $460,000 (RMB3,099,000) each, which are due within 12 and 24 months.

Other exploration costs in the fourth quarter of 2005 were $624,000 compared to $165,000 in the fourth quarter of 2004. In 2005, there were more exploration activities in the year as a whole, especially on the Fuwan silver project.

In the fourth quarter of 2005, the Company recorded a provision of 2 million RMB (approximately $295,000) into exploration costs for the funds originally advanced to a company engaged to prepare the transfer of the Yangshan (Anba) exploration permit  as disclosed above.

Also, late in the fourth quarter of 2005, on behalf Minco Silver, Minco China signed two drilling contracts for the Fuwan silver project with the total contracts value of 1.56 million RMB (approximately $227,000). In accordance with the contracts, Minco China prepaid RMB 233,000 (approximately $34,000) as of December 31, 2005.

Total administrative expenses for the fourth quarter of 2005 were $975,000 compared to $706,000 in the third quarter of 2005 and $766,000 for the same period in 2004. The increase in accounting and auditing fees, legal fees, regulatory and filing fees in this quarter was mainly due to the services provided for Minco Silver’s preparation for IPO. Other administrative expenses such as salaries, investor relations expenses, and office and miscellaneous increased in this quarter compared to the same period last year since the Company level of activity was generally greater due to the whole operating year for Minco Silver and Minco China in 2005. An increase in administrative expenses compared to the third quarter also reflected the greater level of activity and, in particular, professional fees and investor relations costs in preparation for Minco Silver’s IPO.

Interest and sundry income for the fourth quarter was $293,000, an increase over the $50,000 recorded in the third quarter and the $227,000 recorded in the fourth quarter of 2004. The increase over 2004 related to the Company having more funds on hand in 2005 following Minco Mining’s private placement and Minco Silver’s special warrant offerings and IPO. The increase in interest and sundry income compared to the third quarter occurred partly because certain investments made in the third quarter were invested in monthly income funds, whose return cannot be estimated or accrued. The income was recognized when the investments were sold in the fourth quarter in accordance with the Company’s accounting policies.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest and sundry income	293,269	49,829	62,509	69,968	220,475	69,081	9,105	13,363
Net income/(loss)
• As reported	(1,481,107)	(752,218)	(679,842)	(650,374)	(748,069)	(690,252)	(954,150)	(579,191)
• As restated (as discussed above)	(1,481,107)	(752,218)	1,870,158	(650,374)	1,361,931	(690,252)	(954,150)	(579,191)
Net income/(loss) per share – basic and diluted
• As reported	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)

• As restated (as discussed above)	(0.04)	(0.02)	0.05	(0.02)	0.04	(0.02)	(0.03)	(0.02)

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

The Company’s operating losses were higher in 2005, reflecting the Company’s higher level of activity in exploration, administrative, corporate structuring and marketing activities which was mainly due to the full year operation of Minco Silver in 2005.

Some period-to-period fluctuations are the result of specific exploration initiatives.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holiday. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

Compared to the second quarter of 2005, there are no major changes in the third quarter of 2005 except some activities related to Minco Silver. In the second quarter of 2005, Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the Exploration Permit on behalf of Minco Silver. A technical report in accordance with NI 43-101 for Fuwan property was finalized on September 30, 2005. The administrative expenses increase in the third quarter of 2005 was mainly related to the preparation of an initial public offering by Minco Silver. In October 2005, Minco Silver paid 1.5 million RMB (approximately $220,600) to No. 757 Geo-Exploration Team for the three exploration permits acquired on April 7, 2005 on behalf of Minco Silver.

In the fourth quarter of 2005, the losses were increased compared to the same period of last year, which was primarily due to more exploration activities, especially on the Fuwan silver project and Longnan project, and the write off of 2 million RMB (approximately $295,000) as disclosed above. The increases in loss were partially offset by increases in interest and sundry income. The interest and sundry income increase was primarily due to the increase of investment principal and interest rates.

The Company recoded dilution gains in the second and fourth quarter of 2005 and fourth quarter of 2004 (as discussed above).

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

In 2005, the Company used cash of $3,530,000 to support operating activities. The Company’s net loss for the year of $1,014,000 accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising exploration permits of 920,000, amortization of $42,000, stock-based compensation of $374,000, the write down of marketable securities of $35,000. In addition, certain other operating items did not generate cash including a dilution gain of $2,953,000, short-term investments received as a recovery of exploration costs ($36,000) and the minority non-controlling interest in the loss of $1,182,000. The Company had an increase of $4,982,000 in working capital. In 2004, the Company used cash of $2,840,000 to support operating activities.

Financing Activities

In 2005, the Company generated $9,343,000 from financing activities, compared to $8,564,000 in 2004. The 2005 financing activities included issuances of common shares in Minco Mining, which generated $2,875,000, including offering costs of $173,000, exercise of options $375,000 and exercise of warrants $169,000. The issuances of securities are discussed in further detail under “Share Capital”.

During 2005, Minco Silver generated a total of $6,097,000 from the issuance of shares and special warrants, including the issuance of 4,276,000 special warrants for gross proceeds of $5,345,000, $2,345,000 being raised on a brokered basis (with related offering costs of $250,000) and $3,000,000 being raised on a non-brokered basis. Additionally, its IPO raised gross proceeds of $1,150,000 (with related offering costs of $148,000).

Investing Activities

In 2005, the Company used $5,439,000 in investing activities compared to $5,902,000 in 2004. The majority of the investing activities related to the purchase of liquid short-term investments with the proceeds of equity issuances. The Company invested $90,000 to purchase new equipment and capital assets.

Available Resources

The Company’s cash and short-term investment balance at December 31, 2005 amounted to $17,898,000 compared with $12,173,000 at December 31, 2004. The strong cash position at the end of the year will enable the Company to continue its exploration and development activities in 2006.

The Company expects that expenditures on exploration will increase in 2006 as the Company increases the number of joint ventures in which it participates and evaluates more properties.

Within the next twelve months, Minco Mining proposes to distribute 6,500,000 of its Minco Silver shares to the shareholders of Minco Mining. The details of this distribution have not yet been finalized.

Share Capital

The Company has recently undertaken issuances of securities as follows:

(1)

Minco Mining:

•

In October 2004, Minco Mining completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of twenty four months, allowing the holder to acquire one common share for a price of $1.70. This offering raised gross proceeds of $5,000,000; the Company incurred costs of $546,000 in connection with this offering.

•

On July 22 2005, Minco Mining completed a non-brokered private placement of 2,500,000 units priced at $1.15 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date the financing is closed, allowing the holder to acquire one common share for a price of $1.50 during the first year and $2.00 during the second year from the closing date.

If at any time after the expiry of the four month hold period the published closing trade price of Minco Mining’s common shares on the TSX Exchange exceeds an average price of $2.15 for 20 days in year one, and an average price of $2.50 for 20 days in year two, then the exercise period of the warrants will be reduced to a period of 30 days from the date Minco Mining provides written notice to the holder of the warrants of such early expiry.

This offering raised proceeds of $2,875,000. Minco Mining paid a finder’s fee of $172,500 and issued the finder 250,000 warrants with a fair value of $50,000 under the same terms and conditions of the share purchase warrants. The proceeds from the financing are for Minco Mining and its joint ventures’ exploration and development and for general working capital.

(2)

Minco Silver:

•

On November 24, 2004, Minco Silver raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco Silver’s strategic partner, Silver Standard.

•

On May 10, 2005, Minco Silver issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised on a non-brokered basis. Each special warrant entitled the holder to be issued one common share of Minco Silver. The warrants were fully exercised on December 2, 2006. Minco Silver paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000.

The Company has an authorized capital of 100 million common shares with no par value. As at December 31, 2005, the Company had 38,633,992 common shares outstanding compared to 35,043,897 common shares outstanding at December 31, 2004.

During 2005, the Company generated $845,000 through the exercise of share purchase warrants and employee stock options.

As at December 31, 2005, Minco Mining had 4,398,214 share purchase warrants outstanding exercisable at varying prices between $1.50 and $2.00 per share with varying expiry dates between October 2006 and July 2007. Minco Mining also had broker options of 250,000 at $1.40 per unit expired by April 14, 2006.

For Minco Silver, the total number of broker warrants issued during 2005 and outstanding at December 31, 2005 was 279,600, exercisable at a price of $1.25 per common share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per common share during the last six months of the term expiring May 31, 2007.  The weighted average exercise price of the warrants is $1.25 per common share.

As at December 31, 2005, Minco Mining had 2,954,500 stock options outstanding, exercisable at varying prices between $0.20 and $2.00 per share; Minco Silver had 2,740,000 stock options outstanding, exercisable at the price of $1.25 per share.

At the date of this management’s discussion and analysis, Minco Mining has 39,260,992 common shares, 4,137,714 share purchase warrants, 250,000 finder warrants, and 3,480,000 stock options outstanding. The maximum number of shares that are potentially issuable for Minco Mining is 47,128,706.

At the date of this management’s discussion and analysis, Minco Silver has 25,245,900 common shares, 229,700 broker warrants, and 2,615,000 stock options outstanding. The maximum number of shares that are potentially issuable for Minco Silver is 28,090,600.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $378,195, as follows:

2006	273,598
2007	87,601
2008	16,996
195

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Mining also conditionally committed to payments of up to $12,925,000 in respect of joint venture investments and mineral property development.

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Jinli JV (1)	7,362,708	2,974,534	706,820	3,681,354	-
YGM JV (2)	3,464,803	-	3,464,803	-	-
Minco-Qinqi JV (formerly Yangshan West Extension) (3)	1,082,751	1,082,751	-	-	-
HYMK JV (4)	1,000,000	1,000,000
Longnan exploration commitments(4)	14,437	14,437
Minco Mining Total	12,924,69	5,071,722	4,171,623	3,681,354	-

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the Jinli JV Agreement dated September 28, 2004;

(2)

Costs of exploration permits and investment commitments in accordance with the YGM Agreement dated October 29, 2003;

(3)

Costs of exploration permits and investment commitments in accordance with the Gansu JV Agreement dated March 1, 2004.

(4)

Costs of exploration permits and investment commitments in accordance with the Huayu-Minco JV Contract dated July 18, 2003;

(5)

Commitment of RMB 100,000 (approximately 14,437) to be paid in 2006 on Longnan exploration program.

(c)

Minco Silver has also committed $192,860 for drilling programs in 2006 on the Fuwan Property.

(d)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited. “Teck Cominco”), of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first offer on the disposition of Minco’s interests until April 2007.

Transactions with Related Parties

(a)

The Company incurred the following fees to its directors or corporations controlled by its directors:

	2005	2004

Exploration costs	$ 104,175	$ 104,650
Performance bonus	88,465	80,000
Property investigation	47,820	28,172
Management fees	16,115	23,578
Investor relations	7,640	5,000
Director's fees	2,875	7,250
	$ 267,090	$ 248,650

(b)

Accounts payable of $101,812 (2004 - $14,017) are due to a director of the Company; receivables of $43,980 (2004 – nil) are due from a director of the Company.

(c)

Receivables of $231,084 (2004 - $202,550) are due from three companies related by two common directors which were subsequently received.

(d)

Minco Mining transferred its mineral interests in the  Changkeng silver interest, Fuwan silver project, Guanuatang, Luoke-Jilinggang, Guyegang-Sanyatang, and Dadinggang properties to Minco Silver in exchange for 14,000,000 common shares of Minco Silver.  Minco Mining was the sole shareholder of Minco Silver and the two companies had common management at the time of the transaction.

(e)

Minco Silver entered into a strategic alliance with Silver Standard, a company with is a shareholder of Minco Silver and which is related by two common directors.

(f)

Minco Mining entered into a letter agreement with New Cantech, which is related by one common director.

In the year ended December 31, 2005, the direct costs and management fees occurred on the BYC Gold project totalled $286,918 (2004: $358,362, 2003: $40,977), which were repaid by New Cantech.

Pursuant to the terms of the agreement on the BYC Gold project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

Non-Cash Transactions

(a)

In 2005, the Company received common shares of New Cantech with an aggregate value of $36,000 (2004 - $122,000) which offset exploration costs in respect of the BYC project in Inner Mongolia.

(b)

In 2005, the Company incurred share issuance costs of $ 151,498 paid through the issuance of share purchase warrants (2004 - $111,000).

(c)

In 2003, the Company paid $26,535 in interest expense through the issuance of common shares.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-

based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted in 2002 and 2003. The Company recorded $505,932 in the year ended December 31, 2004 and $374,249 in the year ended December 31, 2005 as stock-based compensation and credited these amounts to contributed surplus or, in the case of stock options issued by Minco Silver, non-controlling interest.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.